SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2255	IFERT@STBLAW.COM

November 20, 2013

VIA EDGAR

Re:	SeaWorld Entertainment, Inc.

Registration Statement on Form S-1

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of SeaWorld Entertainment, Inc. (the “Company”), we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended, a Registration Statement on Form S-1 (the “Registration Statement”) relating to the proposed offering of the Company’s common stock by several selling stockholders.

Please note that the financial, business and other disclosure in the Registration Statement is based substantially on disclosure contained in the Registration Statement on Form S-1 of SeaWorld Entertainment, Inc. (File No. 333-185697) (the “IPO Registration Statement”) that was fully reviewed by Justin Dobbie, Ada Sarmento, Amy Geddes and Margery Reich of the staff of the Securities and Exchange Commission (the “Commission”) and declared effective by the Commission on April 19, 2013. As discussed with Joe Foti and Louise M. Dorsey from the accounting staff of the Office of the Chief Accountant of the Division of Corporation Finance (the “Staff”) in connection with the IPO Registration Statement and pursuant to the letter from the Staff dated November 8, 2012, the Company omitted selected financial data for the periods prior to December 1, 2009.

The filing fee in the amount of $70,031.14 was deposited by wire transfer of same-day funds to the Commission’s account at US Bank on November 19, 2013.

Please do not hesitate to contact me at (212) 455-2255 or Lauren Yoon at (310) 407-7580 of this firm with any questions you may have regarding this filing.

Very truly yours,

/s/ Igor Fert

Igor Fert